UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38722

ORCHARD THERAPEUTICS PLC

(Translation of registrant’s name into English)

108 Cannon Street

London EC4N 6EU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information in this report, including Exhibit 16.1, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-234439) and Form S-8 (File No. 333-230432) of Orchard Therapeutics plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

Change in Accountants

As disclosed in the registration statement on Form F-3 (File No. 333-234439) of Orchard Therapeutics plc (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2019, the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company dismissed PricewaterhouseCoopers LLP, a United Kingdom entity (“PwC UK”) on June 26, 2019 as the Company’s independent registered public accounting firm and separately approved the engagement of PricewaterhouseCoopers LLP, a Delaware limited liability partnership (“PwC USA”), as the Company’s new independent registered public accounting firm effective immediately. This decision was made by the Audit Committee in connection with the Company’s centralization of its accounting and finance functions to the Company’s Boston, Massachusetts office.

The reports of PwC UK on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2018 and 2017 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s two most recent fiscal years ended December 31, 2018 and 2017, and the subsequent interim period through June 26, 2019, there were:

•

no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the instructions to Item 16F) between the Company and PwC UK on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to PwC UK’s satisfaction would have caused PwC UK to make reference to the subject matter of the disagreement(s) in connection with its report, and

•

no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F), except for: (i) the material weakness in the Company’s internal control over financial reporting related to the recognition and accrual of research and development related expenses and reimbursements, and (ii) the restatement of the Company’s interim condensed consolidated financial statements as of June 30, 2018 and the six month period then ended for an error in accounting for contingent assets and the related material weakness in internal control over financial reporting which has since been remediated, each as disclosed in the Company’s prior filings with the SEC.

The Company provided PwC UK with a copy of the statements made in this Report on Form 6-K (the “Report”) and requested that PwC UK furnish a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of PwC UK’s letter dated November 13, 2019, is attached hereto as Exhibit 16.1 to this Report.

During the Company’s two most recent fiscal years ended December 31, 2018 and 2017 and the subsequent interim period through June 26, 2019, neither the Company nor anyone on the Company’s behalf consulted with PwC USA regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

EXHIBITS

Exhibit	Description

16.1	Letter of PricewaterhouseCoopers LLP, a United Kingdom entity, dated November 13, 2019 regarding changes in the Company’s certifying accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCHARD THERAPEUTICS PLC

Date: November 13, 2019	By:	/s/ Frank E. Thomas
Frank E. Thomas Chief Financial Officer